

June 20, 2014

Via E-mail
Mr. Guido Hilekes
Chief Executive Officer
Octagon 88 Resources, Inc.
Hochwachtstrasse 4
Steinhausen, CH 6312

> **Re:** **Octagon 88 Resources, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2013**
> **Filed October 18, 2013**
> **Response Letter dated April 18, 2014**
> **File No. 0-53560**

Dear Mr. Hilekes:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2013

General

1.   We understand that you will file amendments to your annual and interim reports to include the changes proposed in response to prior comments. Further revisions will be necessary to address the comments in this letter. You should also update the certifications to comply with Rule 12b-15 of Regulation 12B.

Business, page 2

About North Star, page 5

2.   We have read the revisions you proposed in response to prior comment 3, regarding the degree of clarity in your disclosures relative to the underlying geological reports. Please further revise your disclosures to address each of the following points.

- Any language elevating the prospect of having recoverable oil and gas on your properties, such as as "high confidence" and "confirmed," should be removed as this could otherwise be erroneously attributed to the criteria in Rule 4-10(a)(24) of Regulation S-X of reasonable certainty, which relates to proved reserves.

- All references to the geological models you have utilized, and any third party reviews of the projects and geological models, should be modified to clarify that these relate to resources rather than proved reserves; all of your disclosures should be consistent in revealing that you have not established reserves.

- Any narratives, including references to "detailed development schedules," "capital and operating costs," "expected production and revenues" and "road map to the development" which pertain to resources rather than reserves, should be removed to comply with the Instruction to Item 1202 of Regulation S-K.

We also note that certain of the third party reports and studies, such as the study prepared by Schlumberger Canada Ltd. and the evaluation prepared by GLJ Petroleum Consultants, relate to estimates or evaluations of resources other than reserves, and therefore should not be included as an exhibit in any document publicly filed with the Commission pursuant to the Instruction to Item 1202 of Regulation S-K.

Properties, page 17

CEC North Star Properties, page 18

Land, page 18

3.   We note that you revised your map and accompanying narrative in response to prior comment 11. However, the column headings above the information shown as the "Range" and "Township" in the table on page 20, appear to be reversed in comparison to the geographical information shown on the map presented on page 19 of your draft amendment. Please revise as necessary to resolve this apparent inconsistency.

Geology, page 21

4.   We note you have additional information relating to geology on pages 21 through 41 of
your draft amendment in response to prior comments 14 and 15, which would constitute a
significant amount of new technical content, and appears to relate to resources other than
reserves. For example, (i) tabular information relating to estimates of the initial volume
of crude bitumen in place, rate of return at current strip prices, and break-even crude oil
prices on pages 21 through 23, (ii) seismic sections on pages 27 and 28, (iii) cross
sections on pages 26 and 35, and (iv) geologic maps on pages 32, 33, 34 and 40.

The Instruction to Item 1202 of Regulation S-K states that "Estimates of oil or gas
resources other than reserves, and any estimated values of such resources, shall not be
disclosed in any document publicly filed with the Commission..." Therefore, it appears
you will need to further revise your disclosures to remove such content, as presented in
the form of narrative discussions, illustrations and figures to adhere to this guidance.

Drilling Activities, page 41

5.   We have read the revisions you proposed in response to prior comment 12, concerning
your drilling activities. You will need to further revise your disclosures to identify each
of the two referenced exploratory wells as either a dry well or a productive well to
comply with Item 1205(a)(1) of Regulation S-K. Please ensure that your determinations
are consistent with the definitions of a "dry well" and a "productive well" contained in
Item 1205(b) of Regulation S-K. Additionally, if the subject wells were plugged and
abandoned because they were originally drilled as stratigraphic test wells, without the
intent of being completed for hydrocarbon production, expand your disclosure to clarify
this point and expand your glossary to include the definition of a stratigraphic test well, in
a manner consistent with the definition in Rule 4-10(a)(30) of Regulation S-X.

6.   We note the map provided on page 42 of your draft amendment does not address the
concerns outlined in prior comment 16, regarding the location of your well. For example,
the well location annotated on the map as the "Elkton Test" does not appear to
correspond to the geographical location of the first primary production well 9-4-92-23-
W5 planned in the Elkton Erosional Edge. Our observation is based on using the
township and range information obtained from the map provided on page 19. We also
note the map on page 42 is annotated to depict the location of two Bluesky locations, the
outline of the 3-D seismic shot in January 2014, and the outline of a proposed 3-D
seismic program which are not otherwise described here or under the section entitled
"Present and Planned Activities." Please revise the subject map to depict and clearly
annotate the location of well 9-4-92-23-W5, and the exploratory wells 11-4-92-23-W5
and 8-12-91-22-W5, which are referenced on page 42 of your draft amendment.
Furthermore, please revise the map to delete other information not otherwise disclosed
here or under the section entitled "Present and Planned Activities" on page 42.

Present and Planned Activities, page 42

7.   We have read the revisions relating to the Elkton Erosional Edge project that you have proposed in response to prior comment 17. However, such revisions do not sufficiently resolve our concerns. Please expand your disclosures about the 5 to 10 horizontal legs that are planned in subsequent drilling stages to address the following points.

*   Clarify the proposed well spacing per leg and, and the extent to which any of the proposed 5 to 10 horizontal legs are oriented vertically within the formation rather than spread horizontally across the formation.

*   Clarify whether the increased number of horizontal legs in the subsequent drilling stages also constitutes the infill drilling program. However, if this is not the case, also clarify whether the infill drilling program represents a further reduction in the initial well spacing for each of the horizontal legs, or drilling in a previously undrilled area beyond the most outboard leg in the original drilling pattern.

*   Indicate whether the individual horizontal wells are to be drilled on 80 meter spacing or if the 5 to 10 horizontal wells are all planned to be drilled within the 80 meter wide area, resulting in a 16 meter per well spacing for 5 horizontal wells and 8 meter per well spacing for the 10 horizontal wells.

*   Include illustrations of the proposed drilling patterns for the Group 1 SE wells, the Group 3 NW wells, and the Group 5 SE wells, depicting positions of the individual horizontal wells/legs annotated and the per well spacing distances.

*   Discuss the purpose for the incremental increase in the number of horizontal wells and the apparent continuous reduction in the well spacing per horizontal well in transitioning from Group 1 through Group 5.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8.   We see that while language in the audit report included with your draft amendment and response has been revised to clarify the periods to which it pertains in response to prior comment 20, there has been no updating or dual dating of the audit report to reflect incremental auditing of the accounting and disclosures pertaining to the restatement mentioned in Note 3, or the summarized financial information of CEC North Star Energy Ltd. that now appears in Note 4. Please discuss this matter with your auditor and arrange to obtain and file an audit opinion that extends to the content of these revisions. If reliance is placed on other auditors, this will need to be apparent in your current audit report, and you will need to obtain and file the report of any such other auditor.

Note 4 - Investment in CEC North Star Energy Ltd., page F-11

9.   We have considered the information you submitted in response to prior comment 27, regarding your valuation of the investment, including values indicated by Annex B items (2) Value Methodology 2-Reserve report valuation-Chapman; (3) Value Methodology 3-Reserve report valuation-GLJ and RBC Manifesto or item, and (4) Value Methodology 3-Reserve report valuation-CEC in house. We understand that in each case, these estimates are based on petroleum initially-in-place (PIIP), also referred to as oil initially-in-place (OIIP) in Annex B, representing prospective or possibly contingent resources rather than reserves, notwithstanding the incorrect labeling of these documents as reserves reports.

We believe that prospective resources generally have a significant risk of discovery, recovery and economic producibility, and that contingent resources generally have a significant risk of both recovery and economic producibility. Please explain how these risks have been properly assessed and factored into the valuations you have provided. Please describe the details of your approach in determining appropriate risk adjustment factors and in your handling of expenses that would be fully incurred to undertake drilling, regardless of the outcome, i.e. not subject to the aforementioned risks.

Given that you have only drilled two wells on the Manning properties, without undertaking any flow testing, and have not drilled any wells on the Trout Lake properties, also tell us your basis for concluding that estimates of future cash flows, incorporating assumptions about exploration, development and production, would yield a more reliable estimate of fair value than the common industry approach of using a dollars-per-acre computation alone, similar to the approach illustrated in your Annex B.

You may contact Lily Dang at (202) 551-3687 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin - Petroleum Engineer at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief